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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                              (Amendment No. ___)*

                             ADVA INTERNATIONAL INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock $0.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   00100W-10-8
                                   -----------
                                 (CUSIP Number)

                                 Benno P. Hafner
                                   Sonnenhof 8
                                 CH-6004 Lucerne
                                   Switzerland
                       PLEASE INSERT TELEPHONE NUMBER HERE
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Barry H. Genkin, Esq.
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                                  215.569.5500

                                 March 2, 2001.
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e) or 240 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  00100-W-10-8            SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           HACKEN INVESTMENTS LIMITED
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See    (a)  [ ]
           Instructions)                                            (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF, WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   769,230
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   None.
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   769,230
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   None.
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          769,230
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                          [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.83%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
_____________________________________________________________________________

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Item 1.           Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $0.001, of ADVA International Inc. (the "Issuer"). The Issuer's principal executive office is located at 6 Woodcross Drive, Columbia, South Carolina 29212.


Item 2.           Identity and Background.

         (a) The name of the person filing this statement is Hacken Investments Limited, an international business company organized and existing under the laws of the British Virgin Islands (the "Reporting Person").

          (b) The address of the Reporting Person's principal office is:

                  Aleman Cordero Galindo & Lee Trust
                  P.O. Box 3175 Road Town
                  Tortola, British Virgin Islands

          (c) The Reporting Person's principal business is [PLEASE INSERT BRIEF DESCRIPTION OF PRINCIPAL BUSINESS OF HACKEN]. The Reporting Person's address is as stated in Item 2(b), above.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is incorporated in the British Virgin
Islands.


Item 3.  Source and Amounts of Funds or Other Consideration.

         In a transaction which closed March 2, 2001, the Reporting Person acquired 769,230 shares from the Issuer in consideration for the exchange by it of 73.36 shares of Global Information Group USA, Inc. ("GIG"), pursuant to an Agreement of Stock Exchange dated as of June 19, 2000, as amended, among the Reporting Person, the other shareholders of GIG, GIG, the Issuer and Biotel, Inc.


Item 4.      Purpose of Transaction.

         (a) The Reporting Person acquired 769,230 shares in the Issuer through the Agreement of Stock Exchange referred to under Item 3 to combine the operations of GIG with the Issuer, a reporting company under the Securities Exchange Act of 1934. As previously reported on its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001, the Issuer also entered into a Registration Rights Agreement with the Reporting Person and the other stockholders of GIG (collectively, the "Stockholders") pursuant to which the Stockholders have the right to demand that the Issuer register, under the Securities Act of 1933, all or any part of their respective holdings. The Stockholders also have certain "piggyback" registration rights to participate in registered offerings filed by the Issuer. The Reporting Person has not yet exercised any of his registration rights and, therefore, these rights may be exercised in the future.

         Subject to the availability of shares at acceptable prices, the Reporting Person contemplates the possibility that it may increase their investment in the Issuer's common stock through open market and privately negotiated transactions.

         The Reporting Person has no present plans or proposals which relate to or would result in any of the following:

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described below:

                  The Reporting Person understands that Anthony E. Mohr was named President and Chief Executive Officer of the Issuer and that Mr. Mohr, Philip van Wijngaarden and Ruud A. M. Pruijm were appointed to the board on March 2, 2001 pursuant to the terms of the Agreement of Stock Exchange dated June 19, 2000, as amended.

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) any action similar to any of those enumerated above.


Item 5.       Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 769,230 shares of common stock or 5.83% of the Issuer's common stock (based on 13,185,000 shares outstanding).
          (b) The Reporting Person has sole power to vote and dispose of all of the shares of common stock referred to above in Item 5(a).

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          (c) Not applicable.
          (d) The principal shareholders of the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common stock referred to in Item 5(a), however, no principal shareholder of the Reporting Person has such right or power with respect to more than five percent of the Issuer's common stock and accordingly, is not identified herein.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Item 3 and Item 4 are incorporated herein in their entirety. The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG, the Amendment (2.01) to Agreement of Stock Exchange dated February 2, 2001 among GIG, the Issuer, Biotel, Inc. and the shareholders of GIG and the Registration Rights Agreement among the Issuer and the Investors named therein are incorporated herein by reference in their entirety.

Item 7.           Material to be Filed as Exhibits:

*Exhibit 7.1 -    The Agreement of Stock Exchange dated as of June 19, 2000, as amended, among GIG, the Issuer, Biotel, Inc. and the Sellers, as amended.

*Exhibit 7.2 -    Amendment (2.01) to Agreement of Stock Exchange dated February
                  2, 2001 among GIG, the Issuer, Biotel, Inc. and the Sellers.

*Exhibit 7.3  -   The Registration Rights Agreement dated as of March 1, 2000 among the Issuer and the Investors named therein.

*Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2001 (Commission File No. 0-16341).

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ Benno P. Hafner, power-of-attorney for
                               Hacken Investments Limited
                               --------------------------------------------
                               Signature

                               Benno P. Hafner, power-of-attorney
                               ---------------------------------------------
                               Name/Title


Dated:       March 11, 2001
       ------------------------